UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 1-32729

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Potlatch Hourly 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Potlatch Corporation

601 West First Avenue, Suite 1600

Spokane, Washington 99201

POTLATCH HOURLY 401(K) PLAN

Financial Statements and Supplemental Schedule

December 31, 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

POTLATCH HOURLY 401(K) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Potlatch Hourly 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Potlatch Hourly 401(k) Plan (the Plan) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the period from inception (December 16, 2008) through December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the period from inception (December 16, 2008) through December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Seattle, Washington

June 29, 2009

POTLATCH HOURLY 401(k) PLAN

Statement of Net Assets Available for Benefits

December 31, 2008

Assets:
Participant directed investments at fair value:
Mainstay Large Cap Growth Fund	$2,637,308
Dodge & Cox Stock Fund	1,676,841
PIMCO Total Return Fund	1,006,301
Artisan Mid-Cap Fund	847,938
Artisan Mid-Cap Value Fund	812,741
Timesquare Mid-Cap Growth Fund	624,615
Morgan Stanley Small Company Growth Fund	451,392
Dodge & Cox International Fund	318,352
Artisan International Fund	308,904
Vanguard International Index Fund	17,085
Vanguard Extended Market Index Fund	9,228
Vanguard Total Bond Market Index Fund	2,463
T. Rowe Price Retirement 2010 Fund	158,982
T. Rowe Price Retirement 2015 Fund	349,221
T. Rowe Price Retirement 2020 Fund	391,804
T. Rowe Price Retirement 2025 Fund	101,497
T. Rowe Price Retirement 2030 Fund	59,747
T. Rowe Price Retirement 2035 Fund	63,350
T. Rowe Price Retirement 2040 Fund	12,837
T. Rowe Price Retirement 2045 Fund	17,094
T. Rowe Price Retirement 2050 Fund	25,746
T. Rowe Price Retirement 2055 Fund	3,534
Common and collective trusts:
Putnam Stable Value Fund	13,776,144
Putnam S&P 500 Index Fund	758,229
Common stock:
Potlatch Stock Fund	8,168,627
Clearwater Paper Stock Fund	735,587

Total	33,335,567

Cash and cash equivalents	1,302
Participant loans	2,011,226
Employer contribution receivable	5,635

Assets available for benefits	35,353,730

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	931,672

Net assets available for benefits	$36,285,402

See accompanying notes to financial statements.

POTLATCH HOURLY 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Period from inception (December 16, 2008) through December 31, 2008

Investment income (loss):
Interest income	$28,821
Dividend income	274,406
Net depreciation fair value investments	(700,578)

Net investment loss	(397,351)

Contributions (note 1):
Employee	50,812
Employer	22,762

Total contributions	73,574

Distributions to participants	(409,867)

Loan and administrative fees	(723)

Net decrease prior to transfers	(734,367)

Transfers of Plan Assets from Clearwater Paper Hourly 401(k) Plan	37,019,769

Net increase	36,285,402

Net assets available for benefits:
Beginning of period	—

End of year	$36,285,402

See accompanying notes to financial statements.

POTLATCH HOURLY 401(K) PLAN

Notes to Financial Statements

December 31, 2008

(1)	Description of Plan

The following description of the Potlatch Hourly 401(k) Plan (the Plan) is provided for general information. Participants should refer to the summary plan description for the appropriate participating unit for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a cash or deferred arrangement under 401(k) of the IRC, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Plan Sponsor, Administration and Spin-off

On December 16, 2008, Potlatch Forest Products Corporation was renamed Clearwater Paper Corporation (Clearwater Paper) and was spun-off from Potlatch Corporation as a publicly traded corporation. Accordingly, as of that date, the Potlatch Forest Products Corporation Savings Plan for Hourly Employees was renamed the Clearwater Paper Hourly 401(k) Plan (Clearwater Paper Plan) and Clearwater Paper assumed responsibility as the plan sponsor.

Coincident with the spin-off, Potlatch Corporation (the Company) established this Plan, the Potlatch Hourly 401(k) Plan. Effective December 17, 2008, (the Transfer Date) the participant account balances and assets related to participating Potlatch Hourly Employees were transferred to the Plan.

The Plan is administered by the Potlatch Benefits Committee. Mercer Trust Company and Mercer HR Services (collectively Mercer) serve as the Trustee and record keeper, respectively.

(c)	Eligibility and Contributions

Employees are eligible to participate in the Plan following 90 days of service.

The Plan provides that each eligible hourly employee may elect a Deferred Contribution up to 25% of his or her monthly earnings on a pretax basis. The Company makes matching contributions to the Plan on behalf of each plan participant equal to the matching rate (ranging from 50% of Deferred Contributions not in excess of 5%, to 70% of Deferred Contributions not in excess of 5%) specified in the appendix applicable to the participant’s unit. Participants may also make rollover contributions representing distributions from other qualified plans. Eligible participants age 50 or older may elect additional catch-up contributions.

Regular status employees hired by the Company are automatically enrolled in the Plan at a 3% deferral rate 30 days after the employee becomes eligible unless they elect otherwise. This deferral percentage is increased by 1% annually until the percentage has reached 6% unless the participant elects otherwise.

All contributions are limited by certain restrictions as defined by the IRC.

POTLATCH HOURLY 401(K) PLAN

Notes to Financial Statements

December 31, 2008

(d)	Participant Accounts

A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions and earnings thereon. Participant accounts are valued daily based on quoted market prices.

(e)	Investment Options

Participants may direct their account balance in any amount equal to any whole percentage increment into the investment options offered under the Plan including registered investment company funds, common collective trusts and the Potlatch Stock Fund. Participants with an investment in the Clearwater Paper Stock Fund as of the Transfer Date may maintain their balances but are not able to direct future contributions into a Clearwater Paper Stock Fund (collectively the Company Common Stock Fund). Participants may change their investment elections and make transfers between investment options daily subject to restrictions imposed by the registered investment companies.

The accounts of participants automatically enrolled in the Plan and not electing otherwise are invested in the T. Rowe Price Retirement Fund with the target date closest to the year in which the participant will reach age 65, which is the Plan’s normal retirement age.

Contributions may be temporarily held as cash prior to the execution of the investment according to the participants’ direction.

(f)	Vesting and Forfeitures

A participant’s interest in all employee contribution accounts is fully vested and not forfeitable at any time. A participant’s interest in his or her matching account becomes vested based on the participant’s years of service as defined in the Plan as follows:

Years of Service	% Vested
Less than 1	0%
1, but less than 2	20%
2, but less than 3	40%
3, but less than 4	60%
4, but less than 5	80%
5 or more	100%

An exception to this vesting schedule applies to hourly employees of Resource Management and Wood Products Divisions, Ozan Operations at Prescott. Participant’s interest in his or her matching account becomes 100% vested upon eligibility of Participation into the Plan.

A participant’s matching account will become 100% vested if the Plan terminates, or if the participant attains age 65 as an employee of the Company, becomes totally and permanently disabled or dies while an employee. The portion of a participant’s matching account not vested will be forfeited when the participant’s employment terminates.

POTLATCH HOURLY 401(K) PLAN

Notes to Financial Statements

December 31, 2008

As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants rehired during the year are credited against matching contributions for the following year, used to pay plan expenses, or a combination thereof. There were no forfeitures for the period from inception (December 16, 2008) through December 31, 2008.

(g)	Participant Loans

Participants may borrow 50% of their vested account balance up to a maximum of $50,000 as provided by the Plan. The loans are secured by the balance in the participant’s account and bear interest at market rate, which has been determined for the applicable loans during the applicable periods to be the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is paid ratably through payroll deductions. Loans outstanding at December 31, 2008, bear interest at various rates ranging from 4% to 8.5% and mature at various times through March, 2023.

(h)	Distributions and Benefits

On termination of employment, participants may elect to receive payment in a lump sum equal to the participant’s vested interest in his or her account, roll their account balances into an IRA or another employer’s plan, or maintain their accounts in the Plan, subject to certain restrictions. If a terminated participant’s vested account balance is $5,000 or less, they are generally not permitted to leave their account balance in the Plan. Therefore, depending on the value of the vested account balance, one of the following will occur:

•	If the vested value is $5,000 or less, but greater than $1,000, a participant’s account will be automatically rolled over to a Putnam Automatic Rollover IRA unless they elect otherwise.

•

Terminated participants with vested benefits of less than $1,000 and the participant does not elect to have such distribution paid to an Eligible Retirement Plan specified by the Participant in a Direct Rollover will receive the distribution directly in a single lump sum in cash.

Participants are permitted to make hardship distributions while still employed by the Company under certain conditions specified under the Plan including the purchase of a primary residence, tuition payments, medical and funeral expenses and disabilities. A participant’s right to contribute to the plan is suspended for six months upon receiving a hardship distribution.

(i)	Plan and Administrative Fees

Plan expenses are generally paid by the Company except to the extent those expenses are paid from participant forfeitures of employer matching contributions. Loan service fees and fees associated with processing of qualified domestic relations orders are paid by the participant.

(j)	Party in Interest and Related-Party Transactions

Certain plan investments are managed by Mercer. These transactions and transactions within the Company Stock Fund are considered party-in-interest transactions.

POTLATCH HOURLY 401(K) PLAN

Notes to Financial Statements

December 31, 2008

(2)	Summary of the Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

(a)	Investment Valuation

As described in Financial Accounting Standards Board Staff Position (FSP) AAGINV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Putnam Stable Value Fund, a common and collective trust that invests in investment contracts through a collective trust. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Guaranteed Investment Contracts are fully benefit-responsive and are recorded at contract value, which approximates fair value. Fair value is calculated by discounting the related cash flows based on current yields and similar investments. The statement of changes in net assets available for benefits is prepared on a contract value basis. The contract value of the Putnam Stable Value Fund represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses on an annualized basis. The Potlatch Hourly 401(k) Plan was created on December 16, 2008, and as such, only would reflect earnings on a prorated basis of this annualized yield. The average yield and crediting interest rate for that fund was approximately 4.63% and 4.16%, respectively, for the year ended December 31, 2008.

Investments in shares of the stock fund and registered investment company funds are stated at fair value, based on quoted market prices. Investments in common and collective trusts are stated at fair value based on the quoted value of the underlying investments and are expressed in units.

POTLATCH HOURLY 401(K) PLAN

Notes to Financial Statements

December 31, 2008

(b)	Income Recognition

Net depreciation in fair value of investments represents realized gains and losses and the change in fair value of investments from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

(c)	Participant loans

Participant loans are recorded as an asset or participant advance at amortized cost, which approximates fair value. Participant loans are not considered an investment.

(3)	Investments

The values of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2008 are as follows:

December 31 2008
Putnam Stable Value Fund	$13,776,144
Potlatch Stock Fund	8,168,627
Mainstay Large Cap Growth Fund	2,637,308
Dodge & Cox Stock Fund	1,676,841

26,258,920

Other investments	7,076,647

$33,335,567

During the period from December 16, 2008 through December 31, 2008, the Plan’s investments depreciated (including gains and losses on investments sold during the period and the change in unrealized gains and losses at the end of the year) as follows:

December 31, 2008
Potlatch Stock Fund	$(23,482)
Clearwater Paper Stock Fund	(629,671)
Common and collective trusts	(313)
Registered investment company funds	(47,112)

$(700,578)

POTLATCH HOURLY 401(K) PLAN

Notes to Financial Statements

December 31, 2008

Fair Value Measurements

Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (SFAS 157) establishes a framework for measuring fair value which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

•      Quoted prices for similar assets or liabilities in active markets;

•      Quoted prices for identical or similar assets or liabilities in inactive markets;

•      Inputs other than quoted prices that are observable for the asset or liability;

•      Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Registered investment company funds and company stock are valued at the net asset value (NAV) of shares held by the Plan at year end.

Investments in common and collective trusts (Putnam Stable Value Fund & Putnam S&P 500 Fund) are recorded at fair value and adjusted to contract value. See “Investment Valuation” under Summary of Significant Accounting Policies for further discussion.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

POTLATCH HOURLY 401(K) PLAN

Notes to Financial Statements

December 31, 2008

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

		Investments at estimated fair value
	Investments at Fair Value as determined by Quoted Prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total
Shares in registered investment company funds:
Mainstay Large Cap Growth Fund	$2,637,308	$—	$—	$2,637,308
Dodge & Cox Stock Fund	1,676,841	—	—	1,676,841
PIMCO Total Return Fund	1,006,301	—	—	1,006,301
Artisan Mid-Cap Fund	847,938	—	—	847,938
Artisan Mid-Cap Value Fund	812,741	—	—	812,741
Timesquare Mid-Cap Growth Fund	624,615	—	—	624,615
Morgan Stanley Small Company Growth Fund	451,392	—	—	451,392
Dodge & Cox International Fund	318,352	—	—	318,352
Artisan International Fund	308,904	—	—	308,904
Vanguard International Index Fund	17,085	—	—	17,085
Vanguard Extended Market Index Fund	9,228	—	—	9,228
Vanguard Total Bond Market Index Fund	2,463	—	—	2,463
T. Rowe Price Retirement 2010 Fund	158,982	—	—	158,982
T. Rowe Price Retirement 2015 Fund	349,221	—	—	349,221
T. Rowe Price Retirement 2020 Fund	391,804	—	—	391,804
T. Rowe Price Retirement 2025 Fund	101,497	—	—	101,497
T. Rowe Price Retirement 2030 Fund	59,747	—	—	59,747
T. Rowe Price Retirement 2035 Fund	63,350	—	—	63,350
T. Rowe Price Retirement 2040 Fund	12,837	—	—	12,837
T. Rowe Price Retirement 2045 Fund	17,094	—	—	17,094
T. Rowe Price Retirement 2050 Fund	25,746	—	—	25,746
T. Rowe Price Retirement 2055 Fund	3,534	—	—	3,534

Common and collective trusts:
Putnam Stable Value Fund	—	13,776,144	—	13,776,144
Putnam S&P 500 Index Fund	—	758,229	—	758,229

Common stock:
Potlatch Stock Fund	8,168,627	—	—	8,168,627
Clearwater Paper Stock Fund	735,587	—	—	735,587

Total investments	$18,801,194	$14,534,373	$0	$33,335,567

POTLATCH HOURLY 401(K) PLAN

Notes to Financial Statements

December 31, 2008

(4)	Investment Risk

The Plan invests in shares of registered investment company funds, common and collective trusts and the Company Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain funds invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

Recent market conditions through the date of the opinion have resulted in an unusually high degree of volatility and increased risks and short term liquidity associated with investments. There has been a positive return on Plan investments subsequent to year end which could ultimately impact the value of investments after the date of these financial statements.

(5)	Plan Termination

Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time subject to the rules of ERISA. In the event of plan termination, participants will become 100% vested in their employer accounts.

(6)	Tax Status

Potlatch Corporation intends to submit for a letter of determination from the Internal Revenue Service regarding the tax-qualified status of the Potlatch Hourly 401(k) Plan and the related tax-exempt status of the accompanying trust. The Company believes that the plan is designed and operated in compliance with the applicable requirements of the IRC.

POTLATCH HOURLY 401(K) PLAN

Notes to Financial Statements

December 31, 2008

(7)	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008:

2008
Net assets available for benefits per the financial statements	$36,285,402
Adjustment from fair value to contract value of fully benefit-responsive investment contracts	(931,672)

Net assets available for benefits per the Form 5500	$35,353,730

The following is a reconciliation of net decrease prior to transfers per the financial statements to the Form 5500 for the year ended December 31, 2008:

2008
Net decrease prior to transfers per financial statement	$(734,367)
Adjustment from fair value to contract value of fully benefit-responsive investment contracts:	$(931,672)

December 31, 2008

Net decrease per the Form 5500	$(1,666,039)

Schedule I

POTLATCH HOURLY 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Shares in registered investment company funds:
Mainstay Funds	Mainstay Large Cap Growth Fund	$2,637,308
Dodge & Cox Funds	Dodge & Cox Stock Fund	1,676,841
PIMCO Funds	PIMCO Total Return Fund	1,006,301
Artisan Funds	Artisan Mid-Cap Fund	847,938
Artisan Funds	Artisan Mid-Cap Value Fund	812,741
Timesquare Funds	Timesquare Mid-Cap Growth Fund	624,615
Morgan Stanley Funds	Morgan Stanley Small Company Growth Fund	451,392
Dodge & Cox Funds	Dodge & Cox International Fund	318,352
Artisan Funds	Artisan International Fund	308,904
Vanguard Funds	Vanguard International Index Fund	17,085
Vanguard Funds	Vanguard Extended Market Index Fund	9,228
Vanguard Funds	Vanguard Total Bond Market Index Fund	2,463
T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	158,982
T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	349,221
T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	391,804
T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	101,497
T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	59,747
T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	63,350
T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	12,837
T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	17,094
T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	25,746
T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	3,534

	Common and collective trusts:
Putnam Investments	Putnam Stable Value Fund	13,776,144
Putnam Investments	Putnam S&P 500 Index Fund	758,229

	Common stock:
* Potlatch Corporation	Potlatch Stock Fund	8,168,627
* Clearwater Paper Corporation	Clearwater Paper Stock Fund	735,587

* Plan participants	Participant loans with interest from 4.0% to 8.5% and mature through March 2023	2,011,226

	Total Assets	$35,346,793

* Represents a party-in-interest at December 31, 2008.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized:

Potlatch Hourly 401(k) Plan

By	/s/ Terry L. Carter,
Terry L. Carter, Controller/Treasurer
on behalf of the administrator

Date: June 29, 2009

POTLATCH HOURLY 401(K) PLAN

Exhibit Index

Exhibit
Consent of Independent Registered Public Accounting Firm	(23)